Exhibit 22.1
Viper Energy, Inc.
List of Issuers and Subsidiary Guarantors

The following entities are the issuer and the guarantors, as specified below, of Viper Energy, Inc.'s senior notes registered under the Securities Act of 1933, as amended:

Entity	Jurisdiction of Organization	Role
Viper Energy Partners LLC	Delaware	Issuer
Viper Energy, Inc.	Delaware	Guarantor
VNOM Sub, Inc.	Delaware	Guarantor